UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ALPHA COGNITION INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

02074J 50 1
(CUSIP Number)

John Havens
Suite 1200 – 750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8
(858) 344-4375
Copy to:
Jason K. Brenkert
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, Colorado 80202-5549
(303) 629-3445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02074J 50 1

1	NAMES OF REPORTING PERSONS
John Havens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
319,187 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
319,187 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
319,187 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes (i) 273,272 common shares held directly; 10,000 common shares held indirectly through John P Havens Trust No 2 UA/2/1/2002, of which the Reporting Person is a trustee, 2,315 common shares held by the Reporting Person’s family members who reside with him; and 33,600 options.
(2) The percentages used herein are calculated on a partially diluted basis based upon 6,034,220 outstanding shares of Alpha Cognition Inc., as of November 12, 2024, plus 33,600 options to purchase common shares held by the Reporting Person, and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

Item 1.  Security and Issuer.

a.	Title and Class of Securities:

Common Shares, no par value (the “Common Shares”)

b.	Name of Issuer:

Alpha Cognition Inc. (the “Issuer”)

c.	Address of Issuer’s Principal Executive Offices:

Suite 1200 – 750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8

Item 2.  Identity and Background.

a.	Name of Reporting Persons:

John Havens (the “Reporting Person”)

b.	Residence or Business Address

Suite 1200 – 750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8

c.	Occupation

The Reporting Person is President of Seismic Exchange, Inc. and is a director of Issuer.

d.	Convictions

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	Civil Judgments

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Citizenship
The Reporting Person is a citizen of the United States
Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Person acquired the Common Shares using personal funds.  He acquired the Options (defined below) in consideration of his services as a director of Issuer.

Item 4.  Purpose of Transaction.

As of the date hereof, the Reporting Person beneficially owns 319,187 Common Shares, including 273,272 Common Shares held directly; 10,000 Common Shares held indirectly through John P Havens Trust No 2 UA/2/1/2002, of which the Reporting Person is trustee, 2,315 Common Shares by the Reporting Person’s family members who reside with him; and 33,600 options to purchase Common Shares of the Issuer (the "Options"). The Options were granted to the Reporting Person pursuant to the Issuer's Stock Option Plan in consideration of his services as a director of the Issuer.

The outstanding Options were granted as follows:

January 18, 2023 - Option Grant

On January 18, 2023, the Issuer granted the Reporting Person 9,600 Options.  The Options are exercisable at a price of C$7.00 per share, expire on December 30, 2031, and are fully vested and exercisable.

January 18, 2023 - Option Grant

On January 18, 2023, the Issuer granted the Reporting Person 4,000 Options.  The Options are exercisable at a price of C$7.00 per share, expire on May 31, 2032, and are fully vested and exercisable.
June 8, 2023 - Option Grant
On June 8, 2023, the Issuer granted the Reporting Person 20,000 Options.  The Options are exercisable at a price of C$5.50 per share, expire on June 8, 2033, and vest as follows: 12.5% vested on June 8, 2023, and the remaining 87.5% vests n equal monthly installments until January 30, 2026.
Except as reported herein, the Reporting Person does not have any plans which related to or would result in:
a.	The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;
b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
c.	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
d.	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e.	Any material change in the present capitalization or dividend policy of the Issuer;
f.	Any other material change in the Issuer's business or corporate structure;
g.	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
h.
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j.	Any action similar to any of those enumerated above.
Item 5.  Interest in Securities of the Issuer.
a., b.	Number of shares as to which Reporting Person has:
(i)	Sole power to vote or to direct the vote: 319,187
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 319,187
(iv)	Shared power to dispose or direct the disposition: 0
(v)	Aggregate amount of shares beneficially owned: 319,187
(vi)	Percent of class represented in Item (v) above: 5.3%
c.	The Reporting acquired the following common shares of the Issuer within the past 60 days:

Date	Number of Shares	Purchase Price
11/13/2024	4,347	$5.75 per share
d.	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1	Alpha Cognition Inc. 2022 Stock Option Plan (incorporated by reference from Exhibit 10.2 to Issuer’s Form S-1 filed with the SEC on April 30, 2024
Exhibit 99.2	Alpha Cognition Inc. 2023 Stock Option Plan (incorporated by reference from Exhibit 10.3 to Issuer’s Form S-1 filed with the SEC on April 30, 2024

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2024

/s/ John Havens
Name: John Havens